UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SKYX PLATFORMS CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

78471E105

(CUSIP Number)

Dov Shiff

c/o SKYX Platforms Corp.

2855 W. McNab Road

Pompano Beach, Florida 33069

(855) 759-7584

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78471E105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Dov Shiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,946,330(1)
	8	SHARED VOTING POWER 11,052,784(2)
	9	SOLE DISPOSITIVE POWER 4,053,413(1)(3)
	10	SHARED DISPOSITIVE POWER 11,092,784(2)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,146,197(1)(2)(3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 40,000 shares of Common Stock held by Mr. Shiff’s spouse.

(2)	Includes (i) 10,817,072 shares of Common Stock held by Shiff Group Investments Ltd. and (ii) 235,712 shares of Common Stock held by Shiff Group Assets Ltd.

(3)	Includes 107,083 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

(4)	Includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder. Does not include interest.

CUSIP No. 78471E105	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Shiff Group Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,817,072
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,857,072(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,857,072(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder. Does not include interest.

CUSIP No. 78471E105	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Shiff Group Assets Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 235,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 78471E105	13D	Page 5 of 6 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 16, 2022 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

This Amendment No. 2 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Persons as a result of a change in outstanding shares of Common Stock of the Company.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own in the aggregate 14,999,114 shares of Common Stock, which represents approximately 16.4% of the Company’s outstanding shares of Common Stock. Mr. Shiff also holds options to purchase an aggregate of 110,000 shares of Common Stock, 107,083 of which are or will be exercisable within 60 days of the filing of this Statement and all of which were granted to him as part of his director compensation. Such options include (i) options to purchase 25,000 shares of Common Stock at an exercise price of $3.00 per share, which were granted on January 1, 2019 and expire on January 1, 2024; (ii) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on January 1, 2020 and expire on January 1, 2025; (iii) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2020 and expire on December 31, 2025; (iv) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2021 and expire on December 31, 2026; (v) options to purchase 5,000 shares of Common Stock at an exercise price of $12.34 per share, which were granted on March 11, 2022 and expire on March 11, 2027; and (vi) options to purchase 5,000 shares of Common Stock at an exercise price of $3.28 per share, which were granted on April 5, 2023 and expire on April 5, 2028, 2,083 of which are or will be exercisable within 60 days of the filing of this Statement. SGI also holds a Subordinated Convertible Promissory Note, which may be converted into 40,000 shares of Common Stock (excluding interest), based on a conversion price of $15.00 per share, at any time at the option of the holder, and matures on November 3, 2023.

Each of SGI and SGA directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

Mr. Shiff, as President and Chief Executive Officer of SGI, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGI. Mr. Shiff, as a controlling person of SGA, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGA.

Each percentage ownership of Common Stock set forth in this Statement is based on the 91,643,338 shares of Common Stock reported by the Company as outstanding as of June 26, 2023 in the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 30, 2023.

(c)	On March 31, 2023 and June 30, 2023, Mr. Shiff received 2,174 and 2,808 shares of Common Stock, respectively, as a result of his election to receive shares of Common Stock in lieu of the cash retainer payable for service on the Company’s Board of Directors, pursuant to the Company’s non-employee director compensation program. On April 5, 2023, Mr. Shiff was granted 5,000 shares of restricted Common Stock, which vested upon grant, and options to purchase 5,000 shares of Common Stock at an exercise price of $3.28 per share, which expire on April 5, 2028, pursuant to the Company’s non-employee director compensation program.

CUSIP No. 78471E105	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: July 5, 2023

/s/ Dov Shiff
DOV SHIFF

SHIFF GROUP INVESTMENTS LTD.

/s/ Dov Shiff
Dov Shiff
President and Chief Executive Officer

SHIFF GROUP ASSETS LTD.

/s/ Dov Shiff
Dov Shiff
Controlling Person